

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2014

Via E-mail
Dewan Fazlul Hoque Chowdhury
Chief Executive Officer
Nemaura Medical Inc.
Charnwood Building Holywell Park
Ashby Road
Loughborough, Leicestershire
United Kingdom
LE11 3AQ

> **Re: Nemaura Medical Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed July 30, 2014**
> **File No. 333-194857**

Dear Dr. Chowdhury:

    We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1.   We note your response to prior comment 1. Please clearly disclose throughout that selling stockholders will sell at a fixed price until the shares are traded on a national exchange or the OTCBB.

Liquidity and Capital Resources, page 39

2.   The disclosure in the second sentence of this section appears to indicate that you have not provided disclosure regarding developments during the last four months since March 31, 2014. If developments occurred since March 31, 2014 that are required to be disclosed, please disclose them. Please revise to remove the implication to the contrary.

3.   We note that you refer to UK government grants in the third paragraph of this section. Please expand the disclosure in this section to quantify, if material, the amount of grants that you have received. Also, disclose any rights that the government has to your technology and patents.

Recent Sales of Unregistered Securities, page II-2

4.   Please provide additional facts regarding your claimed exemption.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Mitchell S. Nussbaum, Esq.